                                                      Filed pursuant to
                                                      Rule 424(b)(1)
                                                      Registration No. 333-60277

PROSPECTUS

                                 236,787 SHARES

                                  COMMON STOCK

                                    THQ INC.

     This Prospectus relates to 236,787 shares of common stock, par value $.01 per share (the "Common Stock"), of THQ Inc., a Delaware corporation (together with its subsidiaries, the "Company"), that may be offered from time to time by certain holders (the "Selling Shareholders"). See "Selling Shareholders." All of the shares of Common Stock offered hereby (the "Offered Shares") were issued by the Company on May 1, 1998 in connection with the Company's acquisition of GameFx, Inc. ("Game Fx").

     The Company will not receive any of the proceeds from the sale of the Offered Shares. The price to public for the Offered Shares and the proceeds to the Selling Shareholders will depend upon the market price of such securities when sold. The Selling Shareholders may, from time to time, sell the Offered Shares at market prices prevailing on the NASDAQ National System Market ("NASDAQ NMS") at the time of sale or in another manner. The Selling Shareholders may engage brokers or dealers to sell the Common Stock and will be responsible for all commissions and discounts, if any, so incurred. See "Plan of Distribution."

     The Common Stock is quoted on the NASDAQ NMS under the trading symbol "THQI." On August 6, 1998, the last reported sale price of the Common Stock on NASDAQ NMS was $28 1/4 per share.

                            ------------------------

     THE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. SEE "FORWARD-LOOKING STATEMENTS AND RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF
 CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN
                         THE SECURITIES OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION   TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                  THE DATE OF THE PROSPECTUS IS AUGUST 7, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is quoted on the NASDAQ NMS under the trading symbol "THQI", and such reports, proxy statements, and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, DC 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission or are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement or document so filed, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (Commission File No. 0-18813) with the Commission under the Exchange Act are incorporated in this Prospectus by reference and are made a part hereof:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997;

     (3) The Company's Current Reports on Form 8-K dated January 6, March 30, May 1, and July 28, 1997; and

     (4) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A , filed on September 23, 1991.

     Each document filed by the Company with the Commission subsequent to the date of this Prospectus pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act and prior to termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such prior statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents incorporated herein by reference, other than exhibits to such documents not specifically incorporated by reference therein, will be provided without charge to each person to whom this Prospectus is delivered, upon oral or written request to THQ Inc., 5016 North Parkway Calabasas, Calabasas, California 91302, Attention: Vice President - Finance and Administration, telephone (818) 591-1310.

                  FORWARD-LOOKING STATEMENTS AND RISK FACTORS

     This Prospectus contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements relating to the Company's objectives, strategies, plans, intentions and expectations, and all statements (other than statements of historical facts) that address actions, events or circumstances that the Company or its management expects, believes or intends will occur in the future, are forward-looking statements. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated in the forward-looking statements, including without limitation risks and uncertainties relating to the following: the Company's ability to timely obtain licenses for, develop and market new interactive entertainment software titles to replace declining revenues from older titles; the unpredictability of the level of sales that a particular title will generate, and the corresponding risk that the Company may not recover its prepaid royalties, guarantees and development costs; uncertainties relating to the timing and amount of discounts, allowances and returns the Company will offer to retailers; significant quarterly fluctuations in the Company's sales and operating results; the effect of substantial customer concentration and credit risk; the Company's dependence on the platform manufacturers for licenses and manufacturing; fluctuations in both the absolute and relative popularity of those platforms; the effect of changes in the policies of the platform manufacturers; risks associated with the acquisition of other companies and the integration of the operations of such other companies with those of the Company; the effects of competition in the Company's industry; uncertainties associated with the Company's ability to attract and retain key personnel; the inability of third parties to achieve so-called "year 200 compliance"; the volatility of the market price of the Common Stock; and the other risks and uncertainties set forth in the Company's Current Report on Form 8-K dated March 31, 1998 and in the annual, quarterly and current reports and proxy statements of the Company incorporated by reference herein. The Company does not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

     THQ develops, publishes and distributes interactive entertainment software for the leading hardware platforms in the home video game market. The Company currently publishes titles for Sony's PlayStation, Nintendo 64, Nintendo Game Boy and personal computers in most interactive software genres, including action, adventure, driving, fighting, puzzle, role playing, simulation, sports and strategy. The Company's customers include Wal-Mart, Toys "R" Us, Kay Bee Toys, Target, Electronics Boutique, Best Buy, other national and regional retailers, discount store chains and specialty retailers.

     The Company's predecessor (T.HQ, Inc., a New York Corporation) was formed in 1989. In 1998, the Company reincorporated in Delaware and changed its name to its current name. The Company's principal executive offices are located at 5016 North Parkway Calabasas, Calabasas, California 91302; and its telephone number is (818) 591-1310.

                              RECENT DEVELOPMENTS

     In May 1998, the Company acquired GameFx for consideration consisting of approximately 237,000 shares of Common Stock and approximately $800,000 in cash. Founded in 1996 by C. Noah Davis and certain investors, GameFx focuses on the development of interactive software utilizing proprietary 3-D acceleration technology. Upon the completion of this acquisition, Mr. Davis became the Chief Technology Officer of the Company, and Mr. Davis continues to serve as the President of GameFx.

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

     The Company believes that the market for 3-D accelerated games is rapidly expanding. The acquisition of GameFx provides the Company with proprietary 3-D graphics technology, which the Company believes will enhance the gaming experience of the PC games being developed by GameFx as well as selected games for other platforms. The Company expects to release the first PC game developed by GameFx, Excession, in the spring of 1999.

     In June 1998, the Company announced that, in partnership with JAKKS Pacific Inc. ("JAKKS Pacific")(a manufacturer and marketer of toys), it had signed an exclusive ten-year license agreement with Titan Sports Inc. to publish World Wrestling Federation electronic games on all platforms. The games will be designed, developed, manufactured and marketed by a joint venture of the Company and JAKKS Pacific. The Company will oversee product development and sales, and the Company and JAKKS Pacific will co-manage the marketing of the games. The Company expects that the first game produced under this license will be released near the end of 1999.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Offered Shares. All of such proceeds will be received by the Selling Shareholders. See "Selling Shareholders."

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

                              SELLING SHAREHOLDERS

     The Offered Shares are offered for the account of the Selling Shareholders.

     The following table and the notes thereto set forth information, as of the date of this Prospectus, relating to the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of the Common Stock by each Selling Stockholder:

                                                                                  NUMBER OF SHARES OF
                                                                                     COMMON STOCK
                                                              NUMBER OF SHARES    BENEFICIALLY OWNED
                                                                 OF COMMON               AFTER
           NAME OF BENEFICIAL OWNER              NUMBER(1)    STOCK TO BE SOLD      THE OFFERING(2)
           ------------------------              ---------    ----------------    -------------------
C. Noah Davis(3)...............................   81,122           81,122                    0
3Dfx Interactive, Inc..........................   32,963           32,963                    0
James Whims(4).................................   28,349(5)        15,849               12,500(5)
TechFund Capital L.P.(6).......................   24,510           24,510                    0
Gordon Campbell(7).............................   19,824           19,824                    0
Brian Jacobson(8)..............................   12,168           12,168                    0
TechFarm II, L.P.(9)...........................    7,301            7,301                    0
Kurt Bickenbach(8).............................    6,084            6,084                    0
John Burkhardt(8)..............................    6,084            6,084                    0
Eric Twietmeyer(8).............................    6,084            6,084                    0
Kantz Revocable Trust..........................    5,769            5,769                    0
Jerema E. Wolosenko............................    4,056            4,056                    0
Kurt Keilhacker(10)............................    3,326            3,326                    0
Sobrato 1979 Revocable Trust...................    2,910            2,910                    0
Eddie Kawamura.................................    2,882            2,882                    0
Sherman Walter Wright(8).......................    2,028            2,028                    0
Koji Morihiro..................................    1,663            1,663                    0
Exis, Inc......................................    1,455            1,455                    0
Donna Bumgarner................................      338              338                    0
Robert C. Cushman and Donna J. Cushman, as
  Co-Trustees of the Cushman Living Trust......      202              202                    0
Tricia Joerger.................................      169              169                    0

---------------
(1) In each case constituting less than one percent of the aggregate number of shares of Common Stock outstanding as of the date hereof (except for Mr. Davis, whose holdings represent 1.1%).

(2) Assumes that all of the Offered Shares are sold by the Selling Shareholders.

(3) On May 1, 1998, Mr. Davis and the Company entered into a four-year employment agreement pursuant to which Mr. Davis serves as the Chief Technology Officer of the Company and the President and General Manager of GameFx. Mr. Davis has agreed not to sell more than 25% of these Offered Shares prior to May 1, 1999, more than 50% of these Offered Shares prior to May 1, 2000, or more than 75% of these Offered Shares prior to May 1, 2001 (in each case other than to an inter vivos trust established for the benefit of Mr. Davis and/or his family).

 (4) Mr. Whims has been a director of the Company since April 1997. Mr. Whims may also be deemed a beneficial owner of the Offered Shares owned by TechFund Capital L.P. and TechFarm II, L.P. See notes (6) and (9).

 (5) Includes 12,500 shares of Common Stock issuable upon exercise of options currently exercisable.

 (6) TechFund Capital L.P. ("TechFund") is a partnership consisting of (i) TechFund Capital Management LLC, its general partner ("TechFund Capital Management"), the members of which are Gordon A. Campbell, Kurt A. Keilhacker and James L. Whims (the "Members"), and (ii) Bell Family Trust, David F. Bellet, BT Investment Partners, Inc., Chase Equity Associates, Computrol Limited (BVI),

     Sherman Cunningham, Florentine Partners, Fujitsu Devices Inc., Edward L. Gelbach 1987 Trust, Innotech Corporation, ITC Ventures V, Inc., Eiji Kawamura, Latta Family Trust, MC Silicon Valley, Inc., Mitsui Comtek Corp., NTT Leasing (U.S.A.), Inc., Silicon Valley Bancshares, John Michael Sobrato 1985 Separate Property Trust, Lisa Ann Sobrato 1987 Trust, Sheri Jean Sobrato 1987 Trust, Telekom Malaysia Berhad, Erika Williams and WS Investment Company 98A, its limited partners (the "TechFund Limited Partners"). TechFund Capital Management, each of the Members and each of the TechFund Limited Partners may be deemed a beneficial owner of the Offered Shares owned by TechFund. This Registration Statement also covers the sale of Offered Shares by (I) TechFund Capital Management and each of the Limited Partners, in the event that TechFund makes a distribution of Offered Shares to any of those persons, and (II) each of the Members, in the event that TechFund Capital Management makes a distribution of Offered Shares to any of the Members.

 (7) Mr. Campbell may also be deemed a beneficial owner of the Offered Shares owned by TechFund and TechFarm. See notes (6) and (9).

 (8) Each such individual became an employee of GameFx on May 1, 1998.

 (9) TechFarm II, L.P. ("TechFarm") is a partnership consisting of Gordon A. Campbell, its general partner, and Gordon A. Campbell, Kurt A. Keilhacker, Koji Morihiro and James L. Whims, its limited partners (the "TechFarm Partners"), each of whom may be deemed a beneficial owner of the Offered Shares owned by TechFarm. This Registration Statement also covers the sale of Offered Shares by each of the TechFarm Partners in the event that TechFarm makes a distribution of Offered Shares to any of the TechFarm Partners.

(10) Mr. Keilhacker may also be deemed a beneficial owner of the Offered Shares owned by TechFund and TechFarm. See notes (6) and (9).

                              PLAN OF DISTRIBUTION

     The Offered Shares may be sold from time to time by the Selling Stockholders. Such sales may be made in one or more of the following transactions: (i) to underwriters who will acquire the Offered Shares for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed price or at varying prices determined at the time of sale, with any initial public offering price and any discount or concession allowed or re-allowed or paid to dealers subject to change from time to time; (ii) through brokers or dealers, acting as principal or agent, in transactions (which may involve block transactions) on the NASDAQ NMS or on stock exchanges in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or otherwise (including without limitation sales in transactions that comply with the volume and manner of sale provisions contained in paragraphs (e) and (f) of Rule 144 under the Securities Act ("Rule 144")); or (iii) directly or indirectly through brokers or agents in private sales at negotiated prices, or in any combination of such methods of sale. This Prospectus may be supplemented or amended from time to time to describe a specific plan of distribution.

     In connection with the distribution of the Offered Shares or otherwise, a Selling Stockholder may: enter into hedging transactions with broker-dealers or other financial institutions, and in connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Common Stock in the course of hedging the positions they assume with such Selling Stockholder; sell Common Stock short and redeliver the Offered Shares to close out such short positions; and/or enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of the Offered Shares, which Offered Shares such broker-dealer or other financial institution may (subject to any applicable transfer restriction contained in an agreement between such Selling Stockholder and the Company) resell pursuant to this Prospectus as supplemented or amended to reflect such transaction. In addition to the foregoing, a Selling Stockholder may, from time to time, enter into other types of hedging transactions.

     A Selling Shareholder may from time to time, after the effective date of the Registration Statement, transfer Offered Shares to a donee, successor or other person other than for value, and such transfers will not
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

be made pursuant to this Prospectus. To the extent permitted by applicable law, this Prospectus shall cover sales by such transferee. The Company may in its discretion supplement or amend this Prospectus to include such transferee as an additional named selling shareholder.

     Underwriters participating in any offering may receive underwriting discounts and commissions, discounts or concessions may be allowed or re-allowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees, all in amounts to be negotiated in connection with sales pursuant hereto. The underwriter, agent or dealer utilized in the sale of will not confirm sales to accounts of which such persons exercise discretionary authority. In effecting sales of the Offered Shares, brokers or dealers engaged by a Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive compensation in the form of commissions or discounts from a Selling Stockholder and may receive commission from the purchases of the Offered Shares for whom such broker-dealers may act as agents, all in amounts to be negotiated, including immediately prior to the sale.

     The Selling Stockholders and all underwriters, dealers or agents, if any, who participate in the distribution of the Offered Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profit on the sale of such Offered Shares by such stockholders, and all discounts, commissions or concessions received by such underwriters, dealers or agents, if any (whether received from a Selling Stockholder and/or from the purchasers of the Offered Shares for whom those dealers or agents may act as agents), may be deemed to be underwriting discounts and commissions under the Securities Act.

     Certain of the above-described underwriters, dealers, brokers or agents may engage in transactions with, or perform services for, the Company and its affiliates in the ordinary course of business.

     Upon the Company being notified by a Selling Stockholders that any agreement or arrangement has been entered into with a broker-dealer for the sale of Offered Shares through a block trade, special offering or secondary distribution or a purchase by a broker-dealer, to the extent required by applicable law a supplement to this Prospectus will be distributed that will set forth the name(s) of the participating underwriters, dealers or agents, the aggregate amount of the Offered Shares being so offered and the terms of the offering, including all underwriting discounts, commissions and other items constituting compensation from, and the resulting net proceeds to, such Selling Stockholder, all discounts, commissions or concessions allowed or re-allowed or paid to dealers, if any, and, if applicable, the purchase price to be paid by any underwriter for the Offered Shares purchased from such Selling Stockholder.

     The Selling Stockholders and other persons participating in the distribution of the Offered Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations of the Commission thereunder, including, without limitation, Regulation M, which provisions may limit the timing of the purchase and sale of Offered Shares by a Selling Stockholder.

     Offered Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. In addition, a Selling Stockholder may devise, gift or otherwise transfer the Offered Shares by means not described herein, in which event such transfer will not be pursuant to this Prospectus.

     Under an agreement that has been entered into by the Company for the benefit of the Selling Stockholders, the Selling Stockholders are entitled to indemnification by the Company against certain losses, damages and liabilities, including liabilities under the Securities Act, and to contribution with respect to payments that the Selling Stockholders may be required to make in respect thereof.

     The Company has agreed to bear the expenses of registration of the Offered Shares and other costs and expenses incurred by the Selling Stockholders in connection with the sale of the Offered Shares, but excluding all discounts, commissions or fees of selling brokers or similar securities industry professionals and any fees and expenses of counsel and accountants for the Selling Stockholders.

     No director, officer or agent of the Company is expected to be involved in soliciting offers to purchase the Offered Shares, and no such person will be compensated by the Company for the sale of any Offered Shares.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sidley & Austin, Los Angeles, California. Attorneys at Sidley & Austin participating in matters for the Company own approximately 13,340 shares of the Common Stock.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report thereon, which is incorporated herein by reference, and have been so incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                        8